GENIUS JUICE, LLC

FINANCIAL STATEMENT

FOR THE PERIODS ENDED

DECEMBER 31, 2018 & 2017

with

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



BELLE
BUSINESS SERVICES

Independent Accountant's Review Report

To the Board of Directors
Genius Juice, LLC
Torrance, California

We have reviewed the accompanying financial statements of Genius Juice, LLC, which comprise of the balance sheet as of December 31, 2018 & 2017, and the related statements of income, statements of retained earnings, and statements of cash flows for the years then ended, and the related notes to the financial statement. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services LLC

Belle Business Services, LLC
Certified Public Accountants
December 3, 2019

PO BOX 51121 ● SPARKS, NV 89435 ● 775.525.1TAX (1829) ● WWW.BELLEBS.COM

GENIUS JUICE, LLC
BALANCE SHEETS
DECEMBER 31, 2018 & 2017

ASSETS

	2018	2017
CURRENT ASSETS		
Cash and cash equivalents	$ 134,186	$ 22,587
Accounts receivable, net	10,884	8,178
Inventory	50,003	-
Prepaid expenses and other current assets	-	5,756
TOTAL CURRENT ASSETS	195,073	36,521
PROPERTY AND EQUIPMENT		
Property and equipment, net	-	6,914
OTHER ASSETS		
Intangible assets	3,978	6,057
	3,978	6,057
TOTAL ASSETS	$ 199,051	$ 49,492

LIABILITIES AND STOCKHOLDERS' EQUITY

	2018	2017
CURRENT LIABILITIES		
Accounts payable	$ 178,908	$ 199,161
Credit cards payable	-	18,724
Note payable - current portion	-	16,116
Accrued interest	2,444	-
TOTAL CURRENT LIABILITIES	181,352	234,001
LONG-TERM LIABILITIES		
Note payable - related party	713,266	513,210
Note payable	-	53,427
Convertible note	200,000	-
TOTAL LONG-TERM LIABILITIES	913,266	566,637
TOTAL LIABILITIES	1,094,618	800,638
STOCKHOLDERS' EQUITY		
Common stock, authorized 100 shares,		
issued and outstanding 100 shares, par value $0.10	10	10
Additional paid-in capital	540,740	490,740
Retained earnings	(1,436,317)	(1,241,896)
TOTAL STOCKHOLDERS' EQUITY	(895,567)	(751,146)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 199,051	$ 49,492

See independent accountant's review report and accompanying notes to financial statements.

GENIUS JUICE, LLC
STATEMENTS OF INCOME
DECEMBER 31, 2018 & 2017

	2018	2017
REVENUES	$ 323,245	$ 136,277
COST OF GOODS SOLD	226,925	185,922
GROSS PROFIT	96,320	(49,645)
OPERATING EXPENSES		
Professional fees	92,448	95,732
Sales and marketing	136,582	53,759
General and administrative	46,982	39,745
Logistics	16,726	3,710
Research and development	9,756	13,672
TOTAL OPERATING EXPENSES	302,494	206,618
NET OPERATING INCOME	(206,174)	(256,263)
OTHER INCOME/(EXPENSES)		
Gain on sale of asset	5,086	-
Other income/(expense)	17,368	205
Amortization expense	(2,079)	(2,079)
Interest expense	(7,793)	(11,738)
TOTAL OTHER INCOME/(EXPENSES)	12,582	(13,612)
INCOME (LOSS) BEFORE TAXES	(193,592)	(269,875)
INCOME TAX EXPENSE	(829)	(800)
NET INCOME (LOSS)	$ (194,421)	$ (270,675)

See independent accountant's review report and accompanying notes to financial statements.

GENIUS JUICE, LLC
STATEMENTS OF RETAINED EARNINGS
DECEMBER 31, 2018 & 2017

	Common Stock		Additional Paid-in Captial	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount			
Balance at January 31, 2017	100	$ 10	$ 475,740	$ (971,221)	$ (495,471)
Common stock contribution			15,000		$ 15,000
Net income (loss)				(270,675)	$ (270,675)
Balance at December 31, 2017	100	$ 10	$ 490,740	$ (1,241,896)	$ (751,146)
Common stock contribution		-	50,000	-	$ 50,000
Net income (loss)	-	-	-	(194,421)	$ (194,421)
Balance at December 31, 2018	100	$ 10	$ 540,740	$ (1,436,317)	$ (895,567)

GENIUS JUICE, LLC
STATEMENT OF CASH FLOWS
DECEMBER 31, 2018 & 2017

	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (194,421)	$ (270,675)
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation and amortization expense	2,079	4,233
(Increase) decrease in assets:		
Accounts receivable	(2,706)	(11,476)
Inventory	(50,003)	-
Prepaid expenses and other current assets	5,756	(3,649)
Increase (decrease) in liabilities:		
Accounts payable	(20,253)	65,911
Accrued interest on convertible notes	2,444	-
Credit cards payable	(18,724)	(23,580)
CASH USED FOR OPERATING ACTIVITIES	(275,828)	(239,236)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash from sale of fixed asset	6,914	-
CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES	6,914	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of convertible notes	200,000	-
Loans from related parties	200,056	245,396
Contribution of capital	50,000	15,000
Principal payments on long term debt	(69,543)	(41,297)
CASH PROVIDED BY INVESTING ACTIVITIES	380,513	219,099
NET INCREASE (DECREASE) IN CASH	111,599	(20,137)
CASH AT BEGINNING OF YEAR	22,587	42,724
CASH AT END OF YEAR	$ 134,186	$ 22,587

See independent accountant's review report and accompanying notes to financial statements.

1. <u>**Summary of Significant Accounting Policies**</u>

The Company
Genius Juice, LLC (the "Company") was incorporated in the State of California on January 8, 2014. The Company is headquartered in Torrance, California and as is doing business as Genius – Whole Coconut Smoothies.

Genius Juice started as not only a mission to bring the healthiest and tastiest product to market, but also to be a zero-waste company. Their goal was to utilize the entire coconut inside and out. Once they extract the coconut water and coconut meat which is blended into a delicious coconut smoothie, they 'UP-CYCLE' the coconut husk. The coconut husk is then used for generating alternative energy and also converted into coconut charcoal for detoxification products. Their mission is truly ZERO WASTE and utilization of the ENTIRE coconut!

Going Concern
Since Inception, the Company has relied on funds from owners, investors and loans to fund its operations. As of December 31, 2018, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of December 31, 2018, the Company is still mostly in the developmental process, with very limited revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to streamline the manufacturing process.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2018, and 2017, the Company held no cash equivalents.

Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of December 31, 2018, and 2017 the Company had recognized sales of $323,245 and 136,277, respectively.

1. **Summary of Significant Accounting Policies (continued)**

Accounts Receivable

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. As of December 31, 2018, and 2017 the Company had $10,884 and $8,178, respectively in accounts receivable, and $25,000 and nil in allowance for doubtful accounts.

Inventory
Inventories are stated at cost. As of December 31, 2018, and 2017, the balance of inventory was $50,003 and nil, respectively.

Property and Equipment
Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. As of December 31, 2018, and 2017, the Company held nil and $6,914, respectively of property and equipment.

Intangible Assets
The Company has recorded intangible assets at cost. The intangible assets consist of the logo and graphic designs. Intangible assets are amortized over the useful life of the logo and graphic designs.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Concentrations of Credit Risk
From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.
Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Income Taxes
The Company has elected to be treated as an S Corporation for federal income tax purposes. Pursuant to an election under Subchapter S of the Internal Revenue Code, the Company's earnings are included on the stockholders' personal income tax returns and taxed depending on their personal tax situations. Accordingly, no provision has been made for Federal income taxes.

The Company applies ASC 740, Income Taxes for applying criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Genius Juice, LLC
Notes to the Financial Statements
December 31, 2018 & 2017

1. **Summary of Significant Accounting Policies (continued)**

   New Accounting Pronouncements
   In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020.   The Company is currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

2. **Commitments and Contingencies**

   The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. **Convertible Notes**

   The Company has issued several promissory notes. In 2018, three promissory notes were issued for a total of $200,000, with 6% APRs and maturity dates in 2020.

4. **Stockholders' Equity**

   Common Stock
   The Company has authorized 100 shares of its common stock with a par value of $0.10. Of those shares, 100 have been issued at December 31, 2018 and 2017.

5. **Note Payable**

   Debt consisted of the following at December 31, 2017. As of December 31, 2018 the loan has been paid off:

Contract note payable; interest at 6.00% per annum, maturing in November 2021, monthly payment of $1,775, collateralized by all Company assets.	$ 69,543
Less: Current portion of notes payable	16,116
Long term portion of notes payable	53,427

6.   **Note Payable – Related Party**

Since inception, related parties have provided loans to the Company valued at $716,266 and $513,210 as of December 31, 2018 and 2017, respectably. Interest is accrued annually at the applicable federal rate. There are no minimum monthly payments and no maturity date. Management does not intend to pay back the related party loan in the next year.

7.   **Going Concern**

These financial statements are prepared on a going concern basis. The Company registered on January 8, 2014 and has established and presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

8.   **Subsequent Events**

Convertible Notes Issued
In 2019, one promissory note was issued for a total of $50,000, with 6% APR and a maturity date in 2021.

Note Payable – Related Party
During 2019, an additional $63,948 has been loaned to the Company from related parties.

Line of Credit
In March 2019, the Company secured a line of credit from their manufacturing supplier. The line is unsecured and non-collateralized and holds a 12% per annum interest rate. The maximum amount allowed on the line of credit is $200,000. The balance fluctuates between $32,000 and $200,000 at any given time.

Anticipated Crowdfunded Offering
The Company is offering ("The Crowdfunded Offering") up to $1,070,000 of Simple Agreements for Future Equity ("SAFEs"). The Company is attempting to raise a minimum of $50,000 in this offering and up to $1,070,000 maximum.

The Crowdfunded Offering is being made through WeFunder Portal, LLC (the "Intermediary"). The Intermediary will be entitled to receive a 7.5% commission fee of the amount raised.

Supply Chain Change
In September 2019, the Company entered into an agreement with a packer that will help produce larger quantities of goods and also better product quality, with a longer shelf life. Management made this move to help streamline packing and to help reduce cost of goods sold.

8.   Subsequent Events (continued)

Management's evaluation
The Company has evaluated subsequent events through December 3, 2019, the date through which the financial statement was available to be issued. It has been determined that no additional events require additional disclosure.